UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52214

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **01/01/2023** AND ENDING **12/31/2023**
$\qquad$ MM/DD/YY $\qquad\qquad\qquad$ MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **J K Financial Services Inc**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)
149 Cross Rail Ln, Ste. 102
(No. and Street)

Norco	**CA**	**92860**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Joe J Zheng	**7147041818**	**info@jkfinancial.net**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*
Mercurius & Associates LLP
(Name – if individual, state last, first, and middle name)

94/8 Wazirrpur Industrial Area	**New Delhi-110052**	**India**	
(Address)	(City)	(State)	(Zip Code)

3223

(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe J. Zheng, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of J K Financial Services Inc, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: Joe Zheng

Title: President

See attachment

Notary Public

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☒ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☒ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☒ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], not Notary)

1 ....
2 ....
3 ....
4 ....
5 ....
6 ....

_____   _____
Signature of Document Signer No. 1   *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of __Riverside__



MARTIN RAMOS
Notary Public - California
Riverside County
Commission # 2334170
My Comm. Expires Sep 23, 2024

Place Notary Seal and/or Stamp Above

Subscribed and sworn to (or affirmed) before me

on this __10th__ day of __April__, 20__24__,
       Date   *Month*   *Year*
by

(1) __Joe Jiankang Zheng__

(and 2) _____),
            Name(s) of Signer(s)

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature _____
           Signature of Notary Public

———— OPTIONAL ————

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: _____

Document Date: _____ Number of Pages: _____

Signer(s) Other Than Named Above: _____

M1304-08 (09/19)

J K Financial Services, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

December 31, 2023

J K Financial Services, Inc.
Table of Contents
To the Audited Financial Statements
For the year ended December 31, 2023

Contents

Independent Auditor's Opinion..4
Financial statements...6
Statement of operations..7
Statement of Cash Flow..8
Statement of change in Ownership Equity..9
Footnotes to Financial Statements..10
Supplementary Information Section...17
Supplementary Computations.. 18
    Computation of Net Capital...18
    Computation of Aggregate Indebtedness..18
    Computation of Net Capital Requirement..18
Supplementary Statements...19
    Supplementary Related to uniform Net Capital Rule...................................19
    Supplementary Related to Exemptions (Possession and Control)...............19
    Supplementary Related to Material Inadequacies..19
    Supplementary Related to SIPC Reconciliation... 19
Supplementary Auditor's Report on Exemption Letter 20
Supplementary Customer protection Exemption Letter 22
Supplementary Auditor's Agreed upon Procedures Report.....................................24
Supplementary Agreed upon Procedure Report SIPC Reconciliation..................... 26

J K Financial Services, Inc.

<u>Independent Auditor's Opinion</u>

For the year-ended December 31, 2023

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com 🔖

Report of the Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J K Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of J K Financial Services, Inc. (the "Company ") as of December 31, 2023 and the related statements of operations, changes in Stockholders' equity and cash flows for the year ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as December 31, 2023, and the results of its operations and its cash flows for the year ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplementary information contained in Schedule I - Computation of Net Capital pursuant to Uniform Net Capital Rule 15c3-1 of Securities and Exchange Commission has been subjected to audit procedures performed in conjunction with the audit of Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.

In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

We have served as the Company's Auditor since 2023.

New Delhi, India
April 10, 2024

J K Financial Services, Inc.
Statement of Financial Condition
December 31, 2023

	Dec 31, 2023
ASSETS	(Amounts in $)
Current Assets	
Checking /Savings	187,613
Account Receivable	3,040
Clearing Deposit Acct	51,785
Total Current Assets	$242,438
Fixed Assets	
Furniture and Fixtures	41,751
Leasehold Improvements	82,824
Office Equipment	147,330
Vehicle	37,736
Accumulated Depreciation	(242,909)
Total Fixed Assets(net)	$66,732
TOTAL ASSETS	**$309,170**
LIABLITIES & EQUITY	
Liabilities (All Current)	
Accounts Payable	$12,957
Total Liabilities	$12,957
Equity	
Capital Stock	115,000
Distribution	(477,452)
Retained Earnings	611,399
Net Income	47,266
Total Equity	$296,213
Total Liabilities & Equity	**$309,170**

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.
Statement of Operations
For the year ended December 31, 2023

Ordinary Income /Expense	(Amounts in $)
Income	
Clearing Commission & Fees	$98,437
Mutual Fund Commission & Fees	78,110
Insurance-Based Commission & Fees	337,586
Total Income	**$514,133**
Expenses	
Payroll expense	78,282
Commission Expense	224,229
Depreciation Expense	29,909
License & permits	20,425
Professional Fees	56,344
Rent	27,000
Office Expense	6,063
Automobile Expense	12,441
Travel & meals Expense	24,807
Insurance Expense	6,120
Other general & administrative	19,427
Total Expense	**$505,047**
Net ordinary Income	**$ 9,086**
Other Income/Expense	
Interest Income	1,230
Reimbursed Expense	36,950
Total Other Income	**$38,180**
Net Income	**$47,266**

7

J K Financial Services, Inc.
Statement of Cash Flow
For the year ended December 31, 2023

Cash flow from operation activities	Dec 31,2023
A. Net Income	**47,266**
B. Non-Cash Expense	
Depreciation	29,909
Adjustment related to prior years	10,361
Change in Current Asset & liabilities	
Decrease/(Increase) in Accounts Receivables	26,113
(Decrease)/Increase in Accounts Payable	(21,060)
Decrease/(Increase) in Clearing Deposit Account (current Asset)	(1,306)
C. Cash flow from operating activities	**3,747**
D. Net cash used by operating activities (A+B+C)	**91,283**
E. Cash flow from Investing activities	
Vehicle	(37,736)
F. Cash flow from financing activities	
Distribution	(25,000)
Cash flow from financing activities	**(25,000)**
Net cash Increase/ (Decrease) for period (D+F+E)	**28,547**
Cash and cash equivalents at the beginning of the period	159,066
Cash and cash equivalent at the end of period	**187,613**

The accompanying notes are an integral part of these financial statements.

J K Financial Services, Inc.
Statement of Changes in ownership Equity
For the year ended December 31, 2023

	Common Shares	Common Stock	Capital Distribution	Retained Earnings	Total
Balance as at December 31, 2022	200,000	$115,000	$(452,452)	$ 601,039	$ 263,587
Capital Distribution			$ (25,000)		$(25,000)
Net Income				$ 47,266	$ 47,266
Prior Period Adjustments				$ 10,360	$ 10,360
Balance as at **December 31, 2023**					**$296,213**

The accompanying notes are an integral part of these financial statements.

Note 1- Organization and Nature of Business

JK Financial Services, Inc. (The "Company") is a broker-dealer registered with the Securities and Exchange Commission(SEC) and is a member of the Financial Industry Regulation Authority (FINRA). The Company is California Corporation that incorporated on October 20, 1999.

Note 2 - Significant Accounting Policies

Basis of Presentation - The Company conducts the following types of business as a securities broker-dealer, which comprises several classes of services, including:

.Broker or dealer retailing corporate equity securities over-the-counter

.Broker of dealer selling corporate debt securities

.Mutual fund retailer

.U.S. government securities broker

.Municipal securities broker

.Broker or dealer selling variable life insurance or annuities

.Put and call broker or dealer or option writer

. Non-exchange member arranging for transactions in listed securities by exchange member

(K)(2)(ii) operating exemption

Under its membership agreement with FINRA and pursuant to Rule 15c3(k)(2)(1), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

Use of Estimates - the preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported

amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned- Profit and loss arising from all securities and commodities transactions entered into the account and risk of the Company are recorded on a trade date basis.

Provision for Income Taxes - The Company has elected to be taxed under the provisions of subchapter S of the Internal Revenue Code and comparable State of California statues wherein the Company's taxable federal and state income is taxed directly to the shareholder.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2018 to the present, generally for three years after they are filed.

Depreciation and Amortization- Deprecation is provided on a straight-line basis using estimated useful lives of three to seven years. Start-up expenditures are amortized over five years and have been fully amortized and no longer represented in the statement of financial condition.

Cash and cash equivalents - the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Note 3- Fair Value
FASB ASC 820 defines fair value, establishes a framework for measuring fair value and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for
the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consisted with the market, income or cost approach, as specified
FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

> Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or a liability the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable Inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as December 31, 2023.

The Company does not have any securities positions.

Note 4- Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, should not excess 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10to 1.

Note 5- Income Taxes

As discussed in Note 2 - Significant Accounting Policies, the company has elected to be taxed as an S-corporation and as such the Company makes no provisions for Federal income taxes in its financial statements.

Note 6- Exemption from the SEC Rule 15c3-3

The Company is an introducing broker - dealer that clears all transactions for customers on a fully disclosed basis with an independent securities clearing company and promptly transmits all customer funds and securities to the clearing company, which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of the SEC Rule 17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer. The Company also conducts business directly with mutual fund companies, and as such relies on Footnote 74 of SEC Release No. 34-70073 for this "non-covered activity.

Note 7- Clearing Broker Deposit

The Company has an agreement with a clearing broker which requires a minimum deposit of $50,000. The clearing broker deposit at December 31, 2023 was $51,785

12

Note 8-Operating Lease Commitments

In February 2016, the FASB established Topic 842, Leases, by issuing Accounting Standards Update No. 2016-02, which requires lessors to classify leases as sales-type, direct financing, or operating lease. Topic 842 was subsequently amended by ASU No. 2018-01, Land Easement Practical Expedient for transition to Topic 842; ASU No. 2018-10, Codification improvements to Topic 842; and ASU No. 2018-11, Targeted Improvements. The new standard is effective for the Company on January 1, 2022, with early adoption permitted. The Company adopted the new standard on its effective date. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or

(2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. If an entity chooses the second option, the transition requirements for existing leases also apply to leases entered into between the date of initial application and the effective date. The entity must also recast its comparative period financial statements and provide the disclosures required by the new standard for the comparative periods. The Company adopted the new standard on January 1, 2022, and uses this as the effective date as our date of initial application. Consequently, financial information will not be updated, and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2022. The new standard provides several optional practical expedients transition. The Company expects to elect the 'package of practical expedients', which permits us not to reassess under the new standard our prior conclusions about lease identification, lease classification and initial direct costs. The Company did not elect the use- of-hindsight or the practical expedient pertaining to land easements; the latter not being applicable to us. The Company continues to evaluate certain aspects of the new standard and does not expect the new standard to have a material effect the financial statements or have a significant change in leasing activities.

The Company rents office space under an annual lease agreement with an option to renew the lease annually from August 1, 2019 to December 31, 2023. The Company currently operates pursuant to this one-year renewal.

Note 9-Related Party Transactions

The Company pays the principal owner of the Company a recruiting fee. In 2023, no amount was paid to the owner as recruiting fees.

Note 10-ASC-606 Revenue Recognition
Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, (codified in ASC 606). The Company recognizes revenue when services are transferred to clients. Revenue is recognized based on the amount of consideration that management expects to receive in exchange for these

services in accordance with the terms of the contract with the client. To determine the amount and timing of revenue recognition, the Company must (1) identify the contract with the client, (2)identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenue when the Company satisfies a performance obligation.

General Securities Transaction Revenue

Revenue from contracts with customers includes commissions from retail and institutional broker/dealer clients and is recognized when promised goods or services are delivered to the clientin an amount the Company expects to receive in exchange for those goods or services (i.e., the transaction price). The recognition and measurement of revenue is based on the assessment of individual contract terms between the customer and the clearing affiliate ("Customer Agreement"). Commissions and related clearing expenses are recorded on the trade date in an amount establishedin the agreement between the Company and the clearing affiliate ("Clearing Agreement"). TheCompany believes that the performance obligations are satisfied because that is the date that theunderlying financial instrument is purchased or sold, the purchaser or seller is identified, the pricingis agreed, and the risk and rewards of ownership or dispossession has occurred and transferred. TheCompany also receives fees charged to the customer pursuant to terms in the in the CustomerAgreement, or shares in the fees charged the customer pursuant to the terms of the CustomerAgreement in an amount set forth in the Clearing Agreement, and might include, but not be limitedto, shared debit interest charges, sweep credit interest earnings, dividend income from operations,and other fees ("Additional Fees"). The Company has no performance obligations to meet to earnthese Additional Fees. The amount of Additional Fees is not known in advance of receipt of astatement from the clearing affiliate and are therefore recorded when a statement is received.

Investment Company Shares & Insurance-based Product Revenue

The Company receives revenue from the sale of investment company shares (mutual funds) and Insurance-based products sold via subscription/application or via direct deposit by a customer into their existing investment account. The contract with the customer is set forth in the purchase agreement with terms for commissions paid by the customer established in the accompanyingmutual fund or insurance product prospectus. The Company's portion of the commission paid by the customer, also referred to as a concession for mutual fund products, is established in the Selling Agreement between the Company and the mutual fund or insurance company sponsor ("Sponsor"). The amount of concession varies depending on the class of shares, the amount the client invested with the family of funds (Rights of Accumulation) or intends to invest in the family of funds (Letter of Intent). Some classes of shares sold provide for concessions to be received on an on-going basis (i.e., "Trails"). The Company has met its obligation and recognizes revenue when the Company forwards the applications and checks to the fund Sponsor. Customers may make additional investments into

their investment account without the Company's knowledge, in which case the Company is entitled to a concession or commission based on the amount of investment as set forth in the prospectus and the terms of the Selling Agreement. In such circumstances, the Company has no performance obligation to satisfy and recognizes revenue upon receipt of notification of the investment by the customer from the Sponsor.

12b-1 Fee Revenue

The Company receives 12b-1 fees from the sale of mutual funds. The amount of 12b-1 fees due to the Company is established in the Selling Agreement between the Company and the mutual fund sponsor. There is no performance obligation required to be performed by the Company to earn and recognize 12b-1 fees. The amount of 12b-1 fees due to the Company is calculated based on the average assets under management for the period in which the 12b-1 fee is calculated. The Company does not know the amount of average assets under management until receipt of a statement from the mutual fund company sponsor, at which time the 12b-1 fee revenue is recognized and recorded as of the calculation date indicated on the statement.

Note 11-Commitments & Contingencies

There are currently no asserted claims or legal proceedings against the Company, however, the nature of the Company's business subjects it to various claims, regulatory examinations, and other proceedings in the ordinary course of business. The ultimate outcome of any such action against the Company could have an adverse impact on the financial condition, results of operations, or cash flows of the Company. If such action were to occur and would be expected to be settled against the favor of the Company, the Company would record the expected cost of such event on its financial statements.

Note 12- Breakup Fees

The Cheng Huang (the "buyer") entered into a Stock purchase agreement ("SPA") with Joe Jiankang Zheng (the "seller'), in which the buyer intended to purchase 100% of equity interest of the company owned by seller. The buyer had to maintain $ 50,000 as "Break-up fee" to the Escrow Attorney's non segregated IOLTA account (Escrow Account). Upon the execution of the SPA, the Break-up fee would become part of the total purchase price and the buyer shall deposit the remaining balance of the purchase price into the escrow account in accordance with the terms of SPA.

In the event that the seller and the buyer have not executed the SPA by the end of business day of February 06, 2023 for any reason other than the seller's bad faith negotiation of SPA terms, the Break-up fee shall be disbursed to the seller. In case of failure of the SPA, the escrow fees shall be paid first before any disbursement of the funds maintained in escrow account.

Later, the deal was not closed due to buyer's inability to purchase the interest of the company and the attorney disbursed $ 36,950 to the seller after deduction expenses as agreed.

Note 13-Prior Period adjustment

The management made few errors with respect to the duplication of expenses amounting to $10,360 which was charged out of the bank in prior periods. The management has rectified the errors and properly disclosed it in the current period financials.

Note 14-Subsequent Events

Management has reviewed the results of operation for the period of time from its year end through the date of İssuance and has determined that no adjustments are necessary to the amounts reported in the accompanying combined financial statements nor have any subsequent events occurred, the nature of which would require disclosure.

16

J K Financial Services, Inc.

<u>Supplementary Information Section</u>

Pursuant to SEA Rule 17a-5 of the securities and Exchange act of

1934As of and for the year ended December 31, 2023

J K Financial Services, Inc.
Supplementary Computations
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of 1934
As of and for the year ended December 31, 2023

Computation of Net Capital

Total Stockholder's Equity	$296,213
Allowable Subordinated Loans	-
Non-Allowable Assets	(66,733)
Haircuts on Securities Positions	-
Net Allowable Capital	$229,480

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$12,957
Percentage of Aggregate Indebtedness to Net Capital	5.64%

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$864
Minimum Dollar Net Capital Requirement of Reporting Broker/Dealer	$5,000
Net Capital Requirement	$5,000
Excess Net Capital	$224,480

J K Financial Services, Inc.
Supplementary Statements
Pursuant to SEA Rule 17a-5 of the Securities and Exchange Act of
1934as of and for the year ended December 31, 2023

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2023, the Company had net capital of $229,480 which was $224,480 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was 5.64%.

The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part llA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the Company's operating pursuant to 15c3-3(k)(2)(ii) and Footnote 74 of SEC Release 34-70073.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer not exempt from SIPC membership with gross revenues exceeding $500,000 to file an Agreed Upon Procedures Report (AUP Report). SIPC members with gross revenues below $500,000 are not required to file an AUP Report. Broker-dealers exempt from SIPC membership must file a Form SIPC-3 and are required to file an AUP Report. If an AUP Report is required to filed with SIPC, such report may be filed separately or included within this Supplemental Information section.

Supplementary Auditor's Report on Exemption Letter

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of

1934As of and for the year ended December 31, 2023



MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 📞
info@masllp.com ✉
www.masllp.com 🖱

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J K Financial Services, Inc.

We have reviewed management's assertions, included in the accompanying J K Financial Services, Inc. Exemption Report, in which:

(1) The Company identified 17 C.F.R. § 240.15c3-3(k)(2)(ii) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") for the fiscal year ended December 31, 2023.

(2) The Company stated that it met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k)(2)(ii) throughout the most recent fiscal year without exception.

(3) The Company states that it is also filing its Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscription basis and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2023.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the provisions of 17 C.F.R. §240.15c3-3(k)(2)(ii) and Footnote 74 of the SEC Release No. 34-70073. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of 17 C.F.R. § 240.15c3-3 under the Securities Exchange Act of 1934 and Footnote 74 of the SEC Release No. 34-70073.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 10, 2024

LLPIN: AAG-1471
A-94/8, Wazirpur Industrial Area
New Delhi-110052, India

J K FINANCIAL SERVICES, INC

Member: FINRA, SIPC

March 29, 2024

To Mercurius & Associates LLP

Re: 17 C.F.R. §240.15c3-3(k)

J K Financial Services, Inc. (the "Company") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5,"Report to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the company states the following: 1. The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3(K):(k)(2)(ii) 2. The Company met the identified exemption provision in 17 C.F.R. §240.15c3-3(K) from January 01, 2023, through December 31, 2023, without exception. 3. The company is also filing the Exemption report relying on the footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5 because the Company limits the business activity exclusively to effecting securities transactions via subscription on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) from January 01, 2023 through December 31, 2023 without exception. J K Financial Services, Inc.

I, Joe Zheng, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Joe Zheng

Joe Zheng

President

149 Cross Rail Lane, Ste. 102, Norco, CA 92860
Tel:(714)704-1818, Fax:(866)817-4618

J K Financial Services, Inc.

<u>Supplementary Auditor's Report on Exemption Letter</u>

Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2) of the Securities and Exchange Act of

1934As of and for the year ended December 31, 2023

MERCURIUS

MERCURIUS & ASSOCIATES LLP
Formerly known as AJSH & Co LLP

+91 11 4559 6689 ☎

info@masllp.com ✉

www.masllp.com ▷

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of J K Financial Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2023. Management of J K Financial Services, Inc. (the "Company") is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2023, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2023 noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2023. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

Mercurius & Associates LLP

Mercurius & Associates LLP
(Formerly known as AJSH & Co LLP)

New Delhi, India
April 10, 2024

J K Financial Services, Inc.
Supplementary Agreed Upon Procedure Report SIPC Reconciliation Pursuant to SEA
Rule 17a-5 (d)(1)(i)(B)(2) of the Securities and Exchange Act
of 1934
As of and for the year ended December 31, 2023

SIPC 7 Reconciliation

Total Due – SIPC 7 $ 123

Overpayment Applied $ -

Balance Due after SIPC 6 Payment and applied Overpayment $ 69

Paid with SIPC 6	$ 54, Plus $5 Interest or fee, 3/6/2024	
Paid with SIPC 7	$ 69	3/7/2024
Total paid	$123 Plus $5 Interest or fee	

Reconciliation Difference (Over Payment) Underpayment $0